Denver Fort Lauderdale Jacksonville Los Angeles Madison Miami New York Orlando Tallahassee Tampa Tysons Corner Washington, DC West Palm Beach
335 Madison Avenue Suite 2600 New York, NY 10017 www.akerman.com 212 880 3800 tel 212 880 8965 fax Kenneth G. Alberstadt 212 880 3817 direct tel 212 880 8965 direct fax kenneth.alberstadt@akerman.com

May 8, 2009

Mr. Tom Kluck
Mr. Jerard Gibson
Mail Stop 4561
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           inVentiv Health, Inc.
Registration Statement on Form S-3
Vantage Court North
Cottontail Lane
Somerset, New Jersey  08873

Dear Ms. Kluck and Mr. Gibson:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the comments set forth in the letter of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) dated April 8, 2009 relating to the Company's Registration Statement on Form S-3 filed on March 17, 2009 (the "Registration Statement").  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  The responses and information described herein are based upon information provided to us by the Company.

Where You Can Find More Information:  Incorporation By Reference, page 6

1.
We refer to your annual report on Form 10-K filed on February 27, 2009 and note that the information required by Part III will be incorporated by reference from your proxy statement which has not yet been filed.  Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Please be advised that on April 30, 2009, the Company filed the proxy statement relating to its 2009 Annual Meeting of Stockholders, which included the information required by Part III of Form 10-K.

Item 17, Undertakings, Page II-2

2.	Please revise your registration statement to include the undertaking required by Item 512(a)(5) of Regulation S-K.

Simultaneously herewith, the Company is filing with the Commission an amendment to the Registration Statement that includes the undertaking required by Item 512(a)(5) of Regulation S-K.  The Company is also providing to you separately a courtesy copy of the amendment marked to show changes from the Registration Statement as originally filed.

The Company acknowledges that (i) should that Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

                                                            Very truly yours,

                                                            /s/ Kenneth G. Alberstadt
                                                             Kenneth G. Alberstadt